■ INVESTMENT PRESENTATION ■

SIT U.S GOVERNMENT SECURITIES FUND (SNGVX)

AUGUST 23, 2010

Sit Investment Associates, Inc.
3300 IDS Center
80 South Eighth Street
Minneapolis, MN 55402-2211
Phone: 612-332-3223
Fax: 612-342-2018
Web Site: www.sitinvest.com

MARK H. BOOK, VICE PRESIDENT AND PORTFOLIO MANAGER – FIXED INCOME

Disclosure Page

General Disclosure

Investors should consider the investment objectives, risks, and charges and expenses of the investment company carefully before investing. The Fund's prospectus contains this and other information about the Fund. A prospectus may be obtained at www.sitfunds.com or 800-332-5580, and should be read carefully before investing.

Performance Disclosure

The following performance data quoted represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance may be lower or higher than the performance data quoted. Performance data current to the most recent month-end can be obtained at www.sitfunds.com or 800-332-5580.

Please refer to the General Disclosure cited on the Disclosure Page (page 2).

Investment Philosophy, Objective and Strategy

- The Sit U.S Government Securities Fund ("Fund") seeks to attain consistent, superior risk-adjusted returns using a conservative investment approach. The objective is to provide high current income and safety of principal by investing exclusively in U.S. government securities which are issued, guaranteed or insured by the U.S. government or its agencies or instrumentalities.

- Fund managers search for securities providing high current income relative to yields currently available in the market. Considerations include their economic outlook, prepayment risk, yield, maturity and liquidity. We favor **seasoned, high-coupon, mortgage pools with stable prepayment histories**. Managers attempt to maintain an average effective duration for the portfolio of approximately 2 to 5 years.

- The Fund has never had a negative annual return since inception (rolling annual returns at month end).

Sit U.S. Government Securities Fund Income

As of 7/31/2010


9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
12 Month Distribution Rate
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
3.68
3.26
0.55
12 Month Distribution Rate
30-Day SEC Yield
2-Year U.S. Treasury Yield

Simplified Mortgage Example

Sit invests primarily in seasoned high coupon mortgages.

Coupon	Purchase Cost		Par		Premium Paid
8%	$110,000	—	$100,000	=	$10,000

One Year Profit/Loss Scenarios

		Interest Received	—	Premium Loss	=	Profit	Profit / Cost
1)	Nobody refinances	$8,000	—	$0	=	$8,000	7.27%
2)	One-fifth is refinanced after 6 months	$7,200	—	$2,000	=	$5,200	4.73%
3)	Half is refinanced after 6 months	$6,000	—	$5,000	=	$1,000	0.90%
4)	All is refinanced after 6 months	$4,000	—	$10,000	=	-$6,000	-5.45%

Seasoned Mortgages Have Lower Prepayment Experience

High coupon seasoned mortgages exhibit the most stable prepayments.



% Constant Prepayment Rate (CPR)
80.0
70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
Coupon
Sit 7.5% - 10%
FHLMC 5.5%
FHLMC 6%
FHLMC 6.5%
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
Sep-04
Mar-05
Sep-05
Mar-06
Sep-06
Mar-07
Sep-07
Mar-08
Sep-08
Mar-09
Sep-09
Mar-10
Sit (7.5%-10%)
FHLMC (5.5%)
FHLMC (6.0%)
FHLMC (6.5%)



Sit
FHLMC

Recent Prepayment Experience

As of June 30, 2010



70.0
60.0
50.0
40.0
30.0
20.0
10.0
0.0
% Constant Prepayment Rate (CPR)
% Constant Prepayment Rate (CPR)
Jan-06
Mar-06
May-06
Jul-06
Sep-06
Nov-06
Jan-07
Mar-07
May-07
Jul-07
Sep-07
Nov-07
Jan-08
Mar-08
May-08
Jul-08
Sep-08
Nov-08
Jan-09
Mar-09
May-09
Jul-09
Sep-09
Nov-09
Jan-10
Mar-10
May-10
Fannie Mae 30-Year 1-Month CPR
Sit 1-Month CPR

Agency Delinquency "Buyouts"

% Premium Received

	2007 Origination	2004 & Previous	Sit Portfolio
1/31/10	4%	1%	1%
2/28/10	4%	1%	1%
3/31/10	32%	5%	3%
4/30/10	4%	1%	1%
5/31/10	4%	2%	1%
6/30/10	4%	2%	1%
7/31/10	4%	1%	1%

Sit U.S. Government Securities Fund – Net of Fees

As of July 31, 2010


Total Return (%)
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.8
0.5
11.5
10.8
5.0
5.1
8.2
6.7
6.5
7.0
1.4
3.0
9.1
8.2
8.6
8.5
5.8
6.0
1.2
2.0
3.4
1.1
2.5
1.7
4.1
4.1
6.9
7.1
5.1
6.7
7.8
1.4
1.0
2.2
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
YTD 2010
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government


Annualized Total Return (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
3.19
2.91
5.97
4.75
5.14
4.49
5.15
4.49
6.48
5.87
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
Barclays 1-3 Year Government

Sit U.S. Government Securities Fund – Net of Fees


As of July 31, 2010
Total Return (%)
12.0
11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
1.8
4.5
11.5
5.8
5.0
5.3
8.2
5.3
6.5
5.0
1.4
4.9
9.1
6.2
8.6
3.5
5.8
1.7
1.2
1.0
3.4
1.4
2.5
3.3
4.1
5.0
6.9
4.6
5.1
1.4
7.8
0.1
2.8
0.1
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
YTD 2010
Sit U.S. Government Securities Fund
3 Month Treasury Bill


Annualized Total Return (%)
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
5.09
0.12
6.62
1.06
5.52
2.53
5.34
2.45
6.57
4.24
1 Year
3 Years
5 Years
10 Years
Since Inception (6/2/87) Annualized
Sit U.S. Government Securities Fund
3 Month Treasury Bill

Please refer to the Performance Disclosure cited on the Disclosure Page (page 2).

Sit U.S. Government Securities Fund Protects Against Down Bond Markets

The only mutual fund to provide positive calendar year returns each year since inception (1987).

Annual Returns

All positive annual returns (from each month end).

High	4/30/91	15.00%
Low	5/31/04	0.65%

Quarterly Returns

Positive calendar-quarter returns 93% of the time.

High	(4Q87)	6.14%
Low	(3Q87)	-1.07%

Sit U.S. Government Securities Fund
Quarterly Rates of Return
(Performance Statistics are After Investment Management Fees)

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1987		1.00*	-1.07	6.14	6.05
1988	4.10	1.27	1.63	0.67	7.86
1989	1.45	4.72	1.27	3.21	11.04
1990	0.32	4.02	1.44	4.83	10.97
1991	2.54	1.05	4.73	4.01	12.87
1992	-0.77	3.50	2.13	0.52	5.43
1993	2.77	1.90	1.26	1.23	7.34
1994	0.19	-0.02	1.07	0.51	1.77
1995	2.85	3.26	1.98	2.95	11.50
1996	0.42	0.66	1.69	2.14	4.99
1997	0.00	3.00	3.04	1.95	8.19
1998	1.39	1.70	2.34	0.94	6.52

	1st Qtr	2nd Qtr	3rd Qtr	4th Qtr	Annual
1999	0.00	0.04	0.85	0.47	1.37
2000	1.53	1.72	2.19	3.42	9.15
2001	2.63	1.59	3.17	0.91	8.56
2002	0.72	2.33	1.87	0.77	5.79
2003	0.53	0.23	0.00	0.42	1.19
2004	1.52	-0.58	1.87	0.52	3.35
2005	0.13	1.97	-0.17	0.55	2.49
2006	0.09	0.43	2.33	1.26	4.13
2007	1.67	0.12	2.43	2.55	6.92
2008	3.05	-0.17	0.99	1.19	5.13
2009	2.12	1.78	2.51	1.17	7.78
2010	1.26	1.10			

*Return is from 6/2/87 through 6/30/87

Historic Interest Rate Levels

10-Year U.S. Treasury
As of August 13, 2010



8.5
8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
3.5
3.0
2.5
2.0
Yield (%)
2.68
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Dec-95
Dec-96
Dec-97
Dec-98
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09

Sit U.S. Government Securities Fund

- Positive annual returns since inception in 1987
- Long-Tenured Managers
- Low duration, high income strategy
  - 2.0 year effective duration (7/31/10)
  - 3.68% 30-Day SEC Yield (7/31/10)

Portfolio Managers, Analysts and Key People

Sit U.S. Government Securities Fund

Name	*Title/Position*	*Years Experience*	*Years with Firm*
Michael C. Brilley	*President & Senior Portfolio Manager*	*42*	*25*
Bryce A. Doty	*Senior V.P. & Senior Portfolio Manager*	*19*	*16*
Mark H. Book	*V.P. & Portfolio Manager*	*22*	*10*
Jessica A. Ersfeld	*Research Associate (securities analysis, trading)*	*8*	*3*
Brian R. Gilbert	*Computer Decision Support Associate (quantitative support)*	*15*	*16*
Marci A. Lorge	*Senior Client Administrator (assistant and money market trader)*	*26*	*22*